

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 5, 2017

Via E-mail
Lawrence E. Bullock
Chief Financial Officer
14193 NW 119TH Terrace
Suite 10
Alachua, Florida 32615

> **Re:** **Applied Genetics Technology Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed September 12, 2016 and**
> **As amended on October 25, 2016 and March 9, 2017**
> **File No. 001-36370**

Dear Mr. Bullock:

We have reviewed your March 9, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2017 letter.

Form 10-K for the Year Ended June 30, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operation
Results of Operations-Research and Development Expense, page 80

1. We acknowledge your response to our prior comment 1. Please amend your filing to include the tabular disclosure provided in your response.

Notes to Financial Statements
(7) Collaboration with Biogen, page 103

2. We acknowledge your response to our prior comment 2. Please amend your filing to include disclosure that complies with ASC 605-28-50-2(b)-(d). The disclosure, at a minimum, should include :

    - The total future amount to be received for limited milestones, event milestones discovery event milestones, and sales milestones and
    - A description of each significant milestone and related contingent consideration. For example, for event milestones disclose the total future amounts to be received for "initiation of dosing of the first subject in the first pivotal trial of the applicable initial licensed product" and the "first commercial sale of the applicable initial licensed product in the United States".

3. We acknowledge your response to our prior comment 3. It appears that based on your response you plan to recognize the upfront payment from Biogen over the estimated two-to three-year period required to complete the fully funded Phase 1/2 activities and not through the period required to gain U.S regulatory approval. Please cite the authoritative accounting literature supporting this approach to your recognition of revenue stemming from the upfront payment.

Form 10-K for Fiscal Year Ended June 30, 2016 as amended on October 25, 2016
Exhibit 31

4. An amendment to a 10-K to include the certifications must include the entire document, not just the certifications and signature page. Please amend the filing accordingly. Refer to question 17 of the Corporation Finance Sarbanes Oxley Act of 2002 Frequently Asked Questions at: http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm

    You may contact Jacob Luxenburg, Staff Accountant, at (202) 551-2339 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance